# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jyong Biotech Ltd., CIK 0001954488
CUSIP: G83116106
Title of class of securities: Ordinary shares, par value $0.00001 per share
Address of issuer's principal executive offices: 3F-3, No. 95, Section 1, Xintai 5th Road, Xizhi District, New Taipei City, Taiwan (F5), 221
Date of event which requires filing of this statement: 06/16/2025
Filed by CIK 0002121499
Persons authorized to receive notices and communications: Fu-Feng Kuo, Perfect Minds Co., Ltd, No.4, Franky, Building, Providence Industrial Estate, Mahe, Seychelles (T2), 00000, 886 933 490 754

## Reporting persons
- Perfect Minds Co., Ltd (CIK 0002121499): type of reporting person: corporation (CO); citizenship or place of organization: Seychelles (T2); source of funds: other (OO); sole voting power 25,349,500; shared voting power 0; sole dispositive power 25,349,500; shared dispositive power 0; aggregate amount beneficially owned 25,349,500 (33.34% of the class)
  Comment: Includes 25,349,500 Ordinary Shares being held by Perfect Minds Co., Ltd. a Seychelles company ("Perfect Minds"). Perfect Minds is a wholly owned subsidiary of Innovation Global Group Limited, a BVI company ("IGGL"). IGGL is a wholly owned subsidiary of the Innovation Trust, a family discretionary trust for which Unity Trust Limited acts as professional trustee. Ms. Kuo Fu-Feng is the settlor of The Innovation Trust and serves as the sole director of Perfect Minds and as the Chief Executive Officer and Chairwoman of the Board of Directors of the issuer.
  
  For the avoidance of doubt, the Reporting Persons expressly disclaim that they constitute a "group" within the meaning of Section 13(d)(3) except to the extent expressly stated herein.
  
  The percentage set forth in row (13) is based on the Issuer's 76,027,667 Ordinary Shares outstanding on April 24, 2026.
- Innovation Global Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 25,349,500 (33.34% of the class)
  Comment: Includes 25,349,500 Ordinary Shares being held by Perfect Minds Co., Ltd. a Seychelles company ("Perfect Minds"). Perfect Minds is a wholly owned subsidiary of Innovation Global Group Limited, a BVI company ("IGGL"). IGGL is a wholly owned subsidiary of the Innovation Trust, a family discretionary trust for which Unity Trust Limited acts as professional trustee. Ms. Kuo Fu-Feng is the settlor of The Innovation Trust and serves as the sole director of Perfect Minds and as the Chief Executive Officer and Chairwoman of the Board of Directors of the issuer.
  
  For the avoidance of doubt, the Reporting Persons expressly disclaim that they constitute a "group" within the meaning of Section 13(d)(3) except to the extent expressly stated herein.
  
  The percentage set forth in row (13) is based on the Issuer's 76,027,667 Ordinary Shares outstanding on April 24, 2026.
- Unity Trust Limited as trustee of The Innovation Trust: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 25,349,500 (33.34% of the class)
  Comment: Includes 25,349,500 Ordinary Shares being held by Perfect Minds Co., Ltd. a Seychelles company ("Perfect Minds"). Perfect Minds is a wholly owned subsidiary of Innovation Global Group Limited, a BVI company ("IGGL"). IGGL is a wholly owned subsidiary of the Innovation Trust, a family discretionary trust for which Unity Trust Limited acts as professional trustee. Ms. Kuo Fu-Feng is the settlor of The Innovation Trust and serves as the sole director of Perfect Minds and as the Chief Executive Officer and Chairwoman of the Board of Directors of the issuer.
  
  For the avoidance of doubt, the Reporting Persons expressly disclaim that they constitute a "group" within the meaning of Section 13(d)(3) except to the extent expressly stated herein.
  
  The percentage set forth in row (13) is based on the Issuer's 76,027,667 Ordinary Shares outstanding on April 24, 2026.
- Ms. Kuo Fu-Feng: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: other (OO); sole voting power 25,349,500; shared voting power 0; sole dispositive power 25,349,500; shared dispositive power 0; aggregate amount beneficially owned 25,349,500 (33.34% of the class)
  Comment: Includes 25,349,500 Ordinary Shares being held by Perfect Minds Co., Ltd. a Seychelles company ("Perfect Minds"). Perfect Minds is a wholly owned subsidiary of Innovation Global Group Limited, a BVI company ("IGGL"). IGGL is a wholly owned subsidiary of he Innovation Trust, a family discretionary trust for which Unity Trust Limited acts as professional trustee. Ms. Kuo Fu-Feng is the settlor of The Innovation Trust and serves as the sole director of Perfect Minds and as the Chief Executive Officer and Chairwoman of the Board of Directors of the issuer.
  
  For the avoidance of doubt, the Reporting Persons expressly disclaim that they constitute a "group" within the meaning of Section 13(d)(3) except to the extent expressly stated herein.
  
  The percentage set forth in row (13) is based on the Issuer's 76,027,667 Ordinary Shares outstanding on April 24, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value $0.00001 per share
Name of issuer: Jyong Biotech Ltd.
Address of issuer's principal executive offices: 3F-3, No. 95, Section 1, Xintai 5th Road, Xizhi District, New Taipei City, Taiwan (F5), 221

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed jointly by:

Perfect Minds Co., Ltd., a company organized under the laws of Seychelles, with principal business address at No.4, Franky Building, Providence Industrial Estate, Mahe, Seychelles. Perfect Minds is a holding company and the direct holder of the securities reported herein.
Residence or business address: Innovation Global Group Limited, a company organized under the laws of the British Virgin Islands, with principal business address at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. IGGL is a holding company and the sole owner of Perfect Minds. Its sole director is Top Goal Management Limited (a corporate director service provided by the trustee).
Present principal occupation or employment: The Innovation Trust, a family discretionary trust established under the laws of Hong Kong, with principal address at c/o Unity Trust Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Unity Trust Limited, solely in its capacity as professional trustee of The Innovation Trust, organized under the laws of Hong Kong, with principal business address at 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. Ms. Kuo Fu-Feng, a natural person and the settlor of The Innovation Trust, the sole director of Perfect Minds and the Chief Executive Officer and Chairwoman of the Board of Directors of the issuer, with business address at D108, 3 F, No. 3, Ln. 166, Chongyang Rd, Taipei, Taiwan.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any executive officer, director, trustee, or controlling person of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in certain judgments, decrees, or final orders enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Taiwan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities reported herein were acquired by Perfect Minds using funds in an aggregate amount of approximately $5,760,075, provided to Perfect Minds by Ms. Kuo Fu-Feng for such acquisition.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold the ordinary shares of the Issuer for investment purposes.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Persons beneficially owns 25,349,500 ordinary shares of the Issuer, which represents 33.34% of the Issuer's ordinary shares, based on 76,027,667 outstanding ordinary shares as of April 21, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
With respect to the securities reported herein, and subject to the footnotes below:

Perfect Minds: sole voting power over 25,349,500 Ordinary Shares; sole dispositive power over 25,349,500 Ordinary Shares.

IGGL: may be deemed to beneficially own 25,349,500 Ordinary Shares held by Perfect Minds by virtue of its ownership of Perfect Minds. IGGL has no voting power as to above shares.

The Innovation Trust and Unity Trust Limited, as trustee: may be deemed to beneficially own 25,349,500 Ordinary Shares held by Perfect Minds through their ownership of IGGL and indirect ownership of Perfect Minds. The Innovation Trust and Unity Trust Limited, as trustee, have no voting power as to above shares.

Ms. Kuo Fu-Feng: Ms. Kuo has sole voting and sole dispositive power over 25,349,500 Ordinary Shares by virtue of her authority to direct voting and investment decisions with respect to the securities held by Perfect Minds. Accordingly, Ms. Kuo may be deemed to beneficially own 25,349,500 shares under Rule 13d-3 of the Exchange Act.

Each of IGGL, The Innovation Trust, Unity Trust Limited (solely in its trustee capacity) and Ms. Kuo disclaims beneficial ownership of the securities reported herein except to the extent of its or her pecuniary interest therein. The filing of this Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement by and among the Reporting Persons, dated as of April 24, 2026.

## Signatures
- Perfect Minds Co., Ltd: /s/ Kuo Fu-Feng, Kuo Fu-Feng, Director (04/24/2026)
- Innovation Global Group Limited: /s/ Choa Kin Wai, CHOA Kin Wai, Director of Top Goal Management Limited, the Sole Director of Innovation Global Group Limited (04/24/2026)
- Unity Trust Limited as trustee of The Innovation Trust: /s/ Choa Kin Wai, Choa Kin Wai, Director (04/24/2026)
- Ms. Kuo Fu-Feng: /s/ Kuo Fu-Feng, Kuo Fu-Feng, Self (04/24/2026)